SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                              DHB Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    23321E103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Joel Piassick
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23321E103
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     5,200,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     5,200,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,200,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 23321E103
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     5,200,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     5,200,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,200,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 23321E103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     5,200,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     5,200,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,200,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 23321E103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     5,200,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     5,200,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,200,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 23321E103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     5,200,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     5,200,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,200,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 23321E103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     5,200,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     5,200,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,200,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 23321E103
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     5,200,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     5,200,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,200,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 23321E103
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     DHB Industries, Inc. (the "Issuer"), Common Stock, $0.001 par value (the "Shares")

     The address of the issuer is 2102 SW 2nd Street, Pompano Beach, Florida 33069.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund, Raymond J. Harbert, a shareholder of HMC, and Michael D. Luce, a shareholder of HMC (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Management and HMC Investors is a Delaware limited liability company. HMC is an Alabama corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of Harbinger Management, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244.

     (d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 5,200,000 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 5,200,000 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 5,200,000 Shares.

As of the date hereof HMC may be deemed to beneficially own 5,200,000 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 5,200,000 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 5,200,000 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 5,200,000 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's board of directors (the "Board"), other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

On November 30, 2006, the Master Fund commenced a lawsuit against the Issuer by filing a complaint in the United States District Court for the District of Delaware (the "Complaint"). The Complaint alleges that the Issuer has violated
Section 14(c) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules promulgated thereunder and is attempting to unlawfully strip shareholders of their fundamental right to an informed exercise of the shareholder franchise.

The Master Fund is seeking (i) an order enjoining the Issuer's annual meeting set for December 5, 2006 due to violations of Section 14(c) of the Exchange Act and Rules 14c-2 and 14c-3; (ii) an order temporarily, preliminarily and permanently enjoining the Issuer from further violations of the Exchange Act;
(iii) a summary order from the court compelling the holding of a meeting of the Issuer's shareholders, upon adequate notice, to elect directors and address the Issuer's business; (iv) an order declaring the record date of November 21, 2006 to be invalid if the Board set a retroactive date; and (v) an order awarding the Master Fund's attorneys' fees and such other and further relief as may appear just and proper, together with the costs and disbursements of the action.

The Complaint alleges the Issuer held its last annual meeting of shareholders on May 6, 2005. Since then, the Issuer disclosed extensive product quality problems that resulted in a $60 million charge against earnings. The charge against earnings wiped out nearly half of the shareholders' equity. Numerous class action and derivative lawsuits were filed against the Issuer and its officers and directors alleging, inter alia, fraud and insider trading alleging damages of over $200 million. Three of the Issuer's current directors -- Gary Nadleman, Cary Chasin and Barry Berkman -- are defendants in those lawsuits. Upon information and belief, the Board, of which these three directors constituted a majority, voted to approve a preliminary settlement of the class and derivative actions in July 2006 that would include an Issuer contribution of $23 million.

In March 2006, the Issuer also undertook to re-examine prior financial statements. The Complaint alleges that as of November 30, 2006, the Issuer has neither completed its audit of fiscal year 2005 nor released any numbers for 2006, having defaulted for three consecutive quarters. As a result, the Issuer is prohibited from distributing a proxy statement or soliciting proxies for an annual meeting. The Master Fund believes the Issuer set an annual meeting for December 5, 2006 in order to avoid this disability.

Late in the day on Monday, November 27, 2006, the Issuer filed with the SEC a Form 8-K, disclosing, for the first time publicly, the fact that it intended to hold an annual meeting of shareholders at which directors would be elected a mere eight days later on Tuesday, December 5, 2006. Despite the fact that this was the first Issuer notice almost any shareholder reading the Form 8-K could have received about the meeting, there is no mention of even the city in which the meeting will be held -- let alone the address or time. The Complaint alleges that the notices were sent via United States First Class Mail late in the day on Wednesday, November 22, 2006--the night before Thanksgiving. The Form 8-K states that the date for the purpose of establishing the shareholders entitled to notice of and vote at the meeting is November 21, 2006. However, the cover of the Form 8-K claims that the "date of earliest event reported" is November 22, 2006. It is not at all clear from the notice when the Board met to set that record date or whether the Board violated Delaware law by setting a retroactive record date.

The Complaint alleges the two paragraph text of the Form 8-K remains the only communication the Issuer has filed with the SEC about the upcoming meeting, in clear disregard of the duty under federal law to send an information statement and annual report to shareholders if there will be an annual meeting of shareholders at which directors will be elected. It would be impossible for any shareholder to nominate a slate of directors. First, no shareholder knows how many directors are up for election because the current Board recently expanded the Board and has appointed three new directors. Second, they would have to assemble a slate of qualified individuals willing to serve as directors and file with the SEC, get cleared, and mail proxy materials to all shareholders. Thus, by timing the disclosure of and holding of the meeting as described above, the Issuer's directors precluded any shareholder from proposing an alternate slate or soliciting proxies in opposition to whatever slate the incumbent directors mount. Management and its hand-picked directors will control the Issuer for another year without effectively being elected by the Issuer's shareholders

In addition, the Reporting Persons will evaluate whether to seek to replace the Issuer's Board.

The Reporting Persons also reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 5,200,000 Shares, constituting 9.9% of the Shares of the Issuer, based upon 52,626,509 Shares outstanding as of July 31, 2006.

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,200,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,200,000 Shares.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 5,200,000 Shares, constituting 9.9% of the Shares of the Issuer, based upon 52,626,509 Shares outstanding as of July 31, 2006.

     Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,200,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,200,000 Shares.

Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 5,200,000 Shares, constituting 9.9% of the Shares of the Issuer, based upon 52,626,509 Shares outstanding as of July 31, 2006.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,200,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,200,000 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 5,200,000 Shares, constituting 9.9% of the Shares of the Issuer, based upon 52,626,509 Shares outstanding as of July 31, 2006.

     HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,200,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,200,000 Shares.

     HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 5,200,000 Shares, constituting 9.9% of the Shares of the Issuer, based upon 52,626,509 Shares outstanding as of July 31, 2006.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,200,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,200,000 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 5,200,000 Shares, constituting 9.9% of the Shares of the Issuer, based upon 52,626,509 Shares outstanding as of July 31, 2006.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,200,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,200,000 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 5,200,000 Shares, constituting 9.9% of the Shares of the Issuer, based upon 52,626,509 Shares outstanding as of July 31, 2006.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,200,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,200,000 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons during the past sixty days or since the most recent filing on Schedule 13D are set forth in Exhibit B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares of the Issuer during the past sixty days or since the most recent filing on Schedule 13D

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.*
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------

HMC Investors, L.L.C.*

By: /s/ Joel B. Piassick
------------------------


Harbert Management Corporation*

By: /s/ Joel B. Piassick
------------------------

/s/ Philip Falcone*
-------------------
Philip Falcone

/s/ Raymond J. Harbert*
-----------------------
Raymond J. Harbert

/s/ Michael D. Luce*
--------------------
Michael D. Luce

December 1, 2006



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this amendment No. 1 to Schedule 13D dated December 1, 2006 relating to the Common Stock, $0.001 par value of DHB Industries, Inc. shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.*
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------

HMC Investors, L.L.C.*

By: /s/ Joel B. Piassick
------------------------

Harbert Management Corporation*

By: /s/ Joel B. Piassick
------------------------

/s/ Philip Falcone*
-------------------
Philip Falcone

/s/ Raymond J. Harbert*
-----------------------
Raymond J. Harbert

/s/ Michael D. Luce*
--------------------
Michael D. Luce

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

                                                                       Exhibit B

               Transactions in the Common Stock, $0.001 par value

                                 No Transactions














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